FOSSIL GROUP



Dear Shareholders,

In 2022, we navigated a multitude of macro challenges – global inflation, pandemic-related closures in China and geopolitical crises – yet our teams remained nimble and acted with urgency to advance our strategic priorities. We made solid progress on key initiatives to further our digital roadmap, grow our customer email file and strengthen the FOSSIL brand. We grew our FOSSIL brand in traditional watches, leathers and jewelry, leveraging investments that we have made in recent years across talent, technology and marketing, and we tapped into collaborations and limited collections to create significant brand moments.

While external headwinds had an outsized impact on the wholesale channel in particular, we maintained strong momentum in our direct-to-consumer channels. We anticipate that many of the macro challenges we faced last year will persist in 2023 and we have planned our business strategy accordingly.

MAKE TIME FOR GOOD

We produced our first sustainability report in 2022, highlighting our progress against our three sustainability pillars: People, Planet and Communities. Key milestones include launching our Net-Zero roadmap, surpassing our goal to support 2.6 million underserved young people worldwide through the Fossil Foundation, and creating six new employee resource groups.

TRANSFORM AND GROW

In early 2023, we announced our updated strategy to "Transform and Grow" the company. We believe this new plan will enable us to simplify our business, lean into our core capabilities and distort our most significant growth opportunities.

- **Transform:** we are taking decisive actions to focus on our core capabilities and simplify our operations across brands and key markets. This includes the implementation of a program aimed at generating at least $100 million of annualized benefits over the next two years. We are also lowering our working capital requirements through key initiatives, including reducing our SKU count, improving supply chain productivity and lowering inventory purchases.

- **Grow**: we are distorting our resources toward our most significant opportunities to drive long-term profitable growth, which encompasses three key pillars:

revitalizing the FOSSIL brand, growing our core licensed brands in the watch and jewelry categories, and expanding our premium brands, such as MICHELE and ZODIAC.

- **Core Capabilities** — importantly, our ability to advance our strategies is underpinned by three core tenets: our digital roadmap, our modernized marketing and our technology infrastructure.

In 2023, we will leverage and build upon our core competencies and competitive advantages, including our nearly 40-year FOSSIL brand history, to advance our goal to reignite growth and create value for all of our stakeholders.

OUTLOOK

I am grateful for our talented and dedicated team members who powered our progress in 2022 under difficult circumstances. The incredible talent, passion and commitment we have throughout the organization positions us to make great strides under our Transform and Grow initiative. We appreciate the support of our shareholders and are committed to transforming the business to return to top line growth, improve profitability and drive long-term shareholder value.

Sincerely,



KOSTA N. KARTSOTIS
Chairman and CEO

Financial Highlights

FISCAL YEAR *(in thousands, except per share data)*	2022	2021	2020	2019	2018
Net sales ($)	1,682,439	1,870,036	1,613,343	2,217,712	2,541,488
Gross profit ($)	830,679	966,374	770,356	1,099,438	1,340,137
Operating income (loss) ($)	<1,473>	92,637	<135,319>	<28,383>	62,711
Net income (loss) attributable to Fossil Group, Inc. ($)	<44,157>	25,434	<96,095>	<52,365>	<3,478>
Earnings per share:					
Basic ($)	<0.85>	0.49	<1.88>	<1.04>	<0.07>
Diluted ($)	<0.85>	0.48	<1.88>	<1.04>	<0.07>
Weighted average common shares and common equivalent shares outstanding:					
Basic (#)	51,841	51,961	51,116	50,230	49,196
Diluted (#)	51,841	52,777	51,116	50,230	49,196
Working capital ($)	519,380	487,108	431,949	500,278	652,766
Total assets ($)	1,238,128	1,368,719	1,478,505	1,604,732	1,575,198
Total long-term liabilities ($)	409,199	367,714	479,947	541,711	380,764
Stockholders' equity attributable to Fossil Group, Inc. ($)	405,932	463,226	439,090	503,054	585,543

Corporate Information

EXECUTIVE OFFICERS & DIRECTORS

OFFICE OF THE CHAIRMAN

Kosta N. Kartsotis
Chairman of the Board and Chief Executive Officer

Jeffrey N. Boyer
Executive Vice President, Chief Operating Officer

Greg A. McKelvey
Executive Vice President, Chief Commercial Officer

Holly L. Briedis
Executive Vice President, Chief Growth Officer

Sunil M. Doshi
Executive Vice President, Chief Financial Officer and Treasurer

Darren E. Hart
Executive Vice President, Chief Human Resources Officer

Melissa B. Lowenkron
Chief Brand Officer

Mark R. Belgya
Director

William B. Chiasson
Director

Susie Coulter
Director

Kim Harris Jones
Director

Kevin Mansell
Lead Director

Marc R. Y. Rey
Director

Gail B. Tifford
Director

OUR WEBSITE

The company maintains a website at www.fossilgroup.com. Certain event and investor relations information concerning the company are available at the site.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on **Wednesday, May 24, 2023, at 9:00 a.m.** local time in a virtual meeting format via webcast.

COMPANY INFORMATION

A copy of the company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, and the Annual Report to Stockholders, in addition to other company information, is available to stockholders without charge upon written request to Fossil Group, Investor Relations, 901 S. Central Expressway, Richardson, Texas 75080-7302, or online at www.fossilgroup.com.

CORPORATE INFORMATION

TRANSFER AGENT & REGISTRAR

Computershare
P. O. Box 505000
Louisville, KY 40233-5000

PRINCIPAL INDEPENDENT AUDITORS

Deloitte & Touche, LLP
2200 Ross Avenue
Dallas, Texas 75201

CORPORATE COUNSEL

Akin Gump Strauss Hauer & Feld, LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201

FOSSIL

MICHELE

SKAGEN

WATCH STATION

Zodiac

A | X
ARMANI EXCHANGE

DIESEL

D K N Y

EMPORIO ARMANI

kate spade
NEW YORK

MICHAEL KORS

TORY BURCH